Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended

Subject Company: Evergreen Bancshares, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

American Bank of Freedom All Employees Email for October 29, 2026 - 8:00 a.m. CT

Subject: First Mid Bank & Trust to Acquire American Bank of Freedom.

Dear American Bank of Freedom Team,

Today we announced a definitive agreement between Evergreen Bancshares, Inc. and its subsidiary, American Bank of Freedom, and First Mid Bancshares, Inc. to merge in 2027. In the joint news release attached First Mid Bancshares, Inc. Announces Acquisition of Evergreen Bancshares, Inc. - First Mid Bancshares, Inc. (https://firstmid.q4ir.com/news/news-details/2026/First-Mid-Bancshares-Inc--Announces-Acquisition-of-Evergreen-Bancshares-Inc-/default.aspx) for your convenience, we communicated the many reasons why our two organizations are a great fit.

Commitment to community is at the core of the value system for both organizations and our cultures are similar. This was validated as we completed diligence and met with certain members of the board and executive team. We appreciate the trust American Bank of Freedom’s ownership and leadership have placed in First Mid.

You have built a strong reputation with your customers, and this is something for which you should be proud. Together, we will strengthen this foundation of community banking and extend services and offerings for the benefit of all stakeholders. This merger gives us the geographic diversity we need to provide more lending solutions and a wider range of products and services that best fit our customers’ financial needs, including agricultural services, wealth management, and insurance. We believe the combination of our companies, with extremely similar cultures and commitment to our communities, will provide our customers with greater opportunities.

On behalf of our team, we are excited about this announcement, and we are truly looking forward to meeting with you next week. In the weeks and months to come, we will begin engaging our two teams. We pride ourselves on being open, approachable, and transparent. We trust you will find comfort and gain confidence in the merger by hearing our story when meeting with our team.

As we work through the necessary regulatory and shareholder approvals, we plan to close on the transaction by the end of the first quarter and merge our banks in the second quarter of 2027. You undoubtedly have many questions about First Mid and the process that is now before us. We will work with your leadership team to address additional questions as we work through the merger approval and integration process.

Again, we look forward to meeting with you soon and sharing more about First Mid and the exciting possibilities that lie ahead. You can learn more about us here: www.firstmid.com

Matt Smith

President and CEO

Forward Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding First Mid Bancshares, Inc. (“First Mid”), Evergreen Bancshares, Inc. (“Evergreen”) and the proposed transactions, including statements regarding anticipated benefits, integration, timing, approvals, customer relationships, operating results, expenses, market conditions, credit quality, liquidity, loan and deposit activity, and other expectations regarding the combined business. First Mid intends for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “may,” “should,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that the anticipated benefits of the proposed transactions will not be realized within the expected time period; the risk that integration of Evergreen with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated; changes in interest rates; general economic conditions and market-area conditions; legislative and/or regulatory changes; risks relating to Evergreen as a privately held company whose business and financial information has not been subject to public company reporting requirements; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality, composition and valuation of loan and investment portfolios; demand for loan products; deposit flows; competition; demand for financial services; accounting principles, policies and guidelines; and the ability to complete the proposed transactions or any of the foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, is included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, First Mid does not undertake any obligation to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transactions. The registration statement will include a proxy statement of Evergreen that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Evergreen. Evergreen shareholders are urged to read the proxy statement/prospectus when it becomes available, which will contain important information about First Mid, Evergreen and the proposed transactions, including detailed risk factors. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, PO Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Evergreen upon written request to Evergreen Bancshares, Inc., 1701 Macklind Ave., St. Louis, MO 63110, Attention: Chief Financial Officer. A final proxy statement/prospectus will be mailed to the shareholders of Evergreen.

Participants in the Solicitation

First Mid and Evergreen, and certain of their respective directors, executive officers, and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on March 17, 2026. These documents can be obtained free of charge from the sources provided above. Information about Evergreen’s directors and executive officers, and a description of their direct and indirect interests in the proposed transactions, by security holdings or otherwise, will be included in the proxy statement/prospectus when it becomes available. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.